QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 20, 2015 relating to the consolidated financial statements of Progressive Waste Solutions Ltd. and subsidiaries ("Progressive Waste") and the effectiveness of Progressive Waste's internal control over financial reporting appearing in this Annual Report on Form 40-F of Progressive Waste Solutions Ltd. for the year ended December 31, 2014.

/s/ DELOITTE LLP
Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants Toronto, Canada March 30, 2015

QuickLinks

  Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM